[Letterhead of Sutherland Asbill & Brennan LLP]

April 15, 2016

Via EDGAR

Jill Ehrlich, Esq.

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20001

Re:	Withdrawal of Exemptive Application for CM Finance Inc, et al.; File No. 812-14369

Dear Ms. Ehrlich:

On behalf of CM Finance Inc and the additional applicants (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-14369) (the “Application”) first filed by the Applicants on October 6, 2014, and later amended on February 10, 2015 and July 10, 2015. Applicants are withdrawing the Application because, based on discussions with the staff of the Division of Investment Management, they believe there is significant doubt as to the likelihood of obtaining the relief sought.

If you have any questions, please call me at (202) 383-0176, or Jeanne M. Waters at (212) 389-5009. Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	David P. Bartels, Esq.

Michael C. Mauer, CM Finance Inc

Stephani M. Hildebrandt, Esq.

Jeanne M. Waters, Esq.